UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at November 1, 2005

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 1, 2005

Print the name and title of the signing officer under his signature.

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Northern Dynasty Minerals Ltd.
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.northerndynasty.com

  STEP OUT DRILLING FURTHER EXPANDS NEW HIGH GRADE
GOLD-COPPER-MOLYBDENUM PORPHYRY AT PEBBLE

November 1, 2005, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSXV: NDM; AMEX:NAK) announces assay results for core Hole 5332, completed in the newly identified porphyry system adjoining the Pebble deposit on the east. Hole 5332 intersected 2367 feet grading 1.41% copper equivalent (CuEQ1) comprising 0.89% Cu, 0.33 g/t Au, 0.055% Mo. Included in this intersection is an 817 foot interval grading 1.74% CuEQ (1.28% Cu, 0.28 g/t Au, 0.050% Mo). Results from Hole 5332, combined with drill hole results announced on September 21 (10 holes) and October 20, 2005 (2 holes), indicate the new porphyry system hosts a substantial volume of mineralized material with excellent copper, gold and molybdenum grades. A Location Plan Map and Cross Sections are posted on Northern Dynasty's website at www.northerndynasty.com.

The Company plans to continue drilling with two rigs until near to Christmas. Expectations are that a further 6 holes will be completed in the new discovery area by that time. Northern Dynasty has also commenced planning for a follow-up program of deep, multi-rig drilling to delineate this exciting new discovery.

Hole 5332 was drilled on an azimuth of 100 degrees at a dip of -63 degrees and entered the mineralized system at a vertical depth of 1600 feet below surface. The mid point of the 2367 foot intercept in hole 5332 is located 2400 feet east of the Pebble deposit resource (3.1 billion tonnes of measured and indicated resources, plus 1.1 billion tonnes of inferred resources) and 1400 feet north of previously announced Hole 5327 (2619 feet grading 1.45% CuEQ). Hole 5332 was terminated in mineralization because of the depth limitations of the drill. Detailed results for the new hole are listed below.

TABLE OF ASSAY RESULTS

Drill Hole Number		From (feet)	To (feet)	Intercept (feet)	Cu %	Au2 g/t	Mo %	CuEQ[1] %
5332		1839	4206	2367	0.89	0.33	0.055	1.41
5332	incl.	1839	2656	817	1.28	0.28	0.050	1.74

Note 1
Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 12.86/22.05) + (Mo% x 132.28/22.05)
Note 2
Au values > 5.0 g/t capped at 5.0 g/t

During 2005, Northern Dynasty has been making active progress on its comprehensive C$44.7 million program. The program consists of drilling, engineering and environmental/socioeconomic work designed to complete a feasibility study in December 2005 and prepare submissions to apply for environmental permits during 2006. As described above, a substantial high grade porphyry deposit has been discovered adjoining the Pebble deposit on the east and extensive drilling will be required to fully delineate this major discovery. The Company's goal is to design and permit the optimum project with full consideration to all socioeconomic, environmental and economic factors.

Mark Rebagliati, P.Eng., and Dr. Morris Beattie, P.Eng., are the Qualified Persons for the Pebble Project and are supervising the quality control and quality assurance programs. Core logging and sampling are completed in Northern Dynasty's secure facility at Iliamna, Alaska. The NQ-size core is sawn and samples are transported to the ALS Chemex laboratory in Fairbanks for drying, weighing and crushing. Samples are shipped by airfreight to the main ALS Chemex laboratory, North Vancouver, Canada (an ISO 9002 certified laboratory) for final preparation and analysis. Gold is determined by 30 g Fire Assay (FA) fusion with an Atomic Absorption Spectroscopy (AAS) finish. Copper and molybdenum assays are by four acid digestion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. All samples are also analyzed for 23 additional elements by four acid digestion ICP-ES. Northern Dynasty includes standards, duplicates and blanks in addition to the laboratory's internal quality control work. Duplicate samples are analyzed by Acme Analytical Laboratories of Vancouver, Canada.

For further details on Northern Dynasty and the Pebble Project please visit the Company's website at ww.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Northern Dynasty's Canadian public filings at www.sedar.com and US public filings at www.sec.gov.
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Comments on Forward Looking Information, Estimates and other Cautionary Factors
Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. While diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. Subsequent results and developments may differ materially from those postulated in the estimates and forward-looking statements. Other factors that could cause the Company's actual results and performance to differ materially from those in forward-looking statements include adverse market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and metal recovery rates and the fact that necessary capital may not be available to the Company on terms acceptable to it or at all. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information for US Persons Concerning Estimates of Measured, Indicated and Inferred Resources and Information about CuEQ
This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". Northern Dynasty Minerals Ltd. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Copper equivalency or "CuEQ" is a manner of expressing poly-metallic deposits as a grade of the principal mineralization (by value). As used herein, gold and molybdenum values have been expressed as part of the copper grade. CuEQ as calculated herein is based on assumed metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum depend upon the completion of definitive metallurgical testing. Significant shifts in the relative values of these metals can significantly change the CuEQ. CuEQ is provided for illustrative purposes only.